Exhibit 99.1

 Titan DFS  Building a U.S. Supply Chain for Heavy Rare Earths, Titanium, Zirconium and Hafnium  A U.S. critical mineral-to-metals platform for defense, aerospace, nuclear, semiconductors, robotics and advanced manufacturing supply chains  June 2026  IperionX LimitedNASDAQ and ASX: IPX

 Disclaimers   2  Forward Looking Statements  Information included in this release constitutes forward-looking statements. Often, but not always, forward looking statements can generally be identified by the use of forward looking words such as “may”, “will”, “expect”, “intend”, “plan”, “estimate”, “anticipate”, “continue”, and “guidance”, or other similar words and may include, without limitation, statements regarding plans, strategies and objectives of management, anticipated production or construction commencement dates and expected costs or production outputs.   Forward looking statements inherently involve known and unknown risks, uncertainties and other factors that may cause IperionX Limited’s (the “Company”) actual results, performance, and achievements to differ materially from any forecast future results, performance or achievements. Relevant factors may include, but are not limited to, changes in commodity prices, foreign exchange fluctuations and general economic conditions, increased costs and demand for production inputs, the speculative nature of exploration and project development, including the risks of obtaining necessary licenses and permits and diminishing quantities or grades of mineralization, the Company’s ability to comply with the relevant contractual terms to access the technologies, commercially scale its closed-loop titanium production process, or protect its intellectual property rights, political and social risks, changes to the regulatory framework within which the company operates or may in the future operate, environmental conditions including extreme weather conditions, recruitment and retention of personnel, industrial relations issues and litigation.  Forward looking statements are based on the Company and its management’s good faith assumptions relating to the financial, market, regulatory and other relevant environments that will exist and affect the Company’s business and operations in the future. The Company does not give any assurance that the assumptions on which forward looking statements are based will prove to be correct, or that the Company’s business or operations will not be affected in any material manner by these or other factors not foreseen or foreseeable by the Company or management or beyond the Company’s control.   Although the Company attempts and has attempted to identify factors that would cause actual actions, events or results to differ materially from those disclosed in forward looking statements, there may be other factors that could cause actual results, performance, achievements or events not to be as anticipated, estimated or intended, and many events are beyond the reasonable control of the Company. Accordingly, readers are cautioned not to place undue reliance on forward looking statements. Forward looking statements in these materials speak only at the date of issue. Subject to any continuing obligations under applicable law or any relevant stock exchange listing rules, in providing this information the company does not undertake any obligation to publicly update or revise any of the forward looking statements or to advise of any change in events, conditions or circumstances on which any such statement is based.  Cautionary Statements and Important Information  This presentation has been prepared by the Company as a summary only and does not contain all information about assets and liabilities, financial position and performance, profits and losses, prospects, and the rights and liabilities attaching to securities. Any investment in the Company should be considered speculative and there is no guarantee that they will make a return on capital invested, that dividends would be paid, or that there will be an increase in the value of the investment in the future.  The Company does not purport to give financial or investment advice. No account has been taken of the objectives, financial situation or needs of any recipient of this presentation. Recipients of this presentation should carefully consider whether the securities issued by the Company are an appropriate investment for them in light of their personal circumstances, including their financial and taxation position.  Compliance Statement  The information in this presentation that relates to the Ore Reserve estimate at the Titan Project is extracted from the Company's announcement titled "IperionX Titan DFS Confirms High-Return U.S. Rare Earths and Critical Minerals Project" released to ASX on 4 June 2026 and which is available at www.asx.com.au. The Company confirms that it is not aware of any new information or data that materially affects the Ore Reserve estimate information included in that original market announcement and confirms that all material assumptions and technical parameters underpinning the Ore Reserve estimate in that announcement continue to apply and have not materially changed. The Company confirms that the form and context in which the findings of the Competent Person are presented have not been materially modified from the original market announcement. The Competent Person for the Ore Reserve estimate in that announcement was Mr. Justin Douthat.     The information in this presentation that relates to the Mineral Resource estimates at the Titan Project is extracted from the Company's announcement titled "IperionX Titan DFS Confirms High-Return U.S. Rare Earths and Critical Minerals Project" released to ASX on 4 June 2026 and which is available at www.asx.com.au. The Company confirms that it is not aware of any new information or data that materially affects the Mineral Resource estimates information included in that original market announcement and confirms that all material assumptions and technical parameters underpinning the Mineral Resource estimates in that announcement continue to apply and have not materially changed. The Company confirms that the form and context in which the findings of the Competent Person are presented have not been materially modified from the original market announcement. The Competent Person for the Mineral Resources in that announcement was Mr. John Eckman.  The information in this Presentation that relates to the Company's production targets and financial forecasts for the Titan Project is extracted from the Company's ASX announcement titled "IperionX Titan DFS Confirms High-Return U.S. Rare Earths and Critical Minerals Project" released to ASX on 4 June 2026 and which is available at www.asx.com.au. The Company confirms that all the material assumptions underpinning the production targets, and the forecast financial information derived from the production targets, in that announcement continue to apply and have not materially changed.  Not an offer in the United States  This presentation does not constitute an offer to sell, or a solicitation of an offer to buy, securities in the United States or any other jurisdiction. Any securities described in this presentation have not been, and will not be, registered under the US Securities Act of 1933 and may not be offered or sold in the United States except in transactions exempt from, or not subject to, the registration requirements of the US Securities Act and applicable US state securities laws.  This presentation has been authorized for release by the CEO and Managing Director.  IPERIONX LIMITED  ABN 84 618 935 372

 Why Titan Matters   Strategic Minerals, Strong Economics, Shovel Ready    3

 A vertically integrated minerals-to-metals platform in the U.S.    4  Proprietary titanium manufacturing technologies, underpinned with secure Tennessee critical minerals reserves  TITANIUM METAL OPERATIONS  Titanium manufacturing • powder • parts  Re-shoring end-to-end titanium metal production to the U.S.  TITAN CRITICAL MINERAL DEVELOPMENT  Titanium • zircon + hafnium • rare earths  ‘Shovel-ready’ critical mineral project with key permits in place  Scaling U.S. titanium powder and advanced manufacturing in Virginia  HAMR™ process: Titanium from mineral or scrap feedstocks  HSPT™ process for ‘forged’ near-net-shape titanium parts   Focused on defense, aerospace & advanced manufacturing industries  100%-owned U.S. Critical Minerals Project in Tennessee  High-value titanium, zircon & heavy rare earth critical mineral reserves in a premier U.S. jurisdiction  Shovel-ready with established infrastructure, DFS defined and key permits in place  Strategic focus: Long-term domestic critical minerals feedstock for defense, aerospace, robotics supply chains

Titan DFS: strong economics, strategic products and shovel-ready

Leading U.S. rare earth and critical minerals project with strong economics and near-term development pathway

AFTER-TAX NPV	LIFE OF MINE EBITDA AND FCF	DEVELOPMENT CAPEX
US$813M	**US$2.8B**	**US$381M**
39.4% IRR	US$1.9B FCF	Phase 1: US$228M Phase 2: US$153M

HEAVY RARE EARTH CONCENTRATE[1]	TITANIUM MINERALS[1]	ZIRCON CONCENTRATE[1]
~5,300 tpa	**~143,300 tpa**	**~65,700 tpa**
Heavy rare earth concentrate	Rutile: ~24,700 tpa Ilmenite: ~118,700 tpa	Zircon concentrate

37,000
BOEING 787s[2]


Ti

13,000,000
Electric Vehicles[2]


Dy
Nd
Tb
Pr

5,700,000
Humanoid Robots[2]


Dy
Nd
Tb
Pr

Refer to ASX Announcement dated June 4 2026 for details.

1. *Phase 2 production rates shown, rounded. All production values stated in metric tons throughout presentation.*
2. *Equivalent product figures shown are rounded. Based on Titan's LOM projected production of titanium in ilmenite and rutile, and NdPr in HREC oxides. IPX estimates for material intensities for various end-use applications. Sources: Adamas Intelligence; Benchmark Minerals; ORNL; DoE; MDPI Minerals 2023, 13, 1274; Resources, Conservation & Recycling (2025) 107966*

5

Four strategic material streams, one U.S. supply-chain platform

Titan is a rare U.S. critical minerals platform that can solve multiple supply chain chokepoints across defense, nuclear, semiconductors, AI infrastructure, robotics and advanced manufacturing

CORNERSTONE PROJECT • FOUR STRATEGIC MATERIAL STREAMS

Heavy rare earths

66 **Dy** Dysprosium 162.50 | 65 **Tb** Terbium 158.93 | 39 **Y** Yttrium 88.906

Dysprosium • Terbium • Yttrium

High-temperature magnets, defense electronics, thermal-barriers, lasers and advanced sensors

Light rare earths

60 **Nd** Neodymium 144.24 | 59 **Pr** Praseodymium 144.24

Neodymium • Praseodymium

Permanent magnet foundation for motors, drones, robotics, EVs and precision actuation

Zirconium + Hafnium

40 **Zr** Zirconium 91.22 | 72 **Hf** Hafnium 178.49

Zirconium • Hafnium

Nuclear fuel systems, control rods, semiconductors, advanced ceramics, C103 alloys

Titanium

22 **Ti** Titanium 47.867

Titanium mineral feedstocks

Defense, aerospace, naval, ground vehicle, robotics and advanced manufacturing metal pathways

6

 Titan addresses multiple defense-critical material chokepoints   7  High temperature magnets  Advanced ceramics  Lightweight, high-strength titanium alloys  Nuclear systems and semiconductors  Drones, missiles, actuators, robotics, EVs, weapons systems   High-temperature thermal barriers, hypersonics, radar, laser systems  Aerospace, ground vehicles, robotics  Nuclear systems, semiconductors, high-temperature alloys   Titan secures four key defense-critical material families, from leading U.S. critical mineral reserve  TITAN  Tennessee  Domestic mineral feedstock platform  February 2025  DOW IBAS award with $5mm allocated to accelerate Titan Project  $47.1mm  22  Ti  Titanium  47.867  60  Nd  Neodymium  144.24  59  Pr  Praseodymium  144.24  65  Tb  Terbium  158.93  66  Dy  Dysprosium  162.50  39  Y  Yttrium  88.906  40  Zr  Zirconium  91.22  72  Hf  Hafnium  178.49  40  Zr  Zirconium  91.22

 With a suitable funding pathway, potential for a U.S. supply-chain solution in  2028  Potential for Phase 1 production ramp-up  to be complete by September 2028  1  H2  2026  Early works commence  2  Jan  2027  Construction commences  3  Jun  2028  Commission commences   4  Sep  2028  Ramp-up complete  Titan is a cornerstone for U.S. critical-mineral supply chain security  Shovel ready U.S. critical mineral platform with key permits in place  Robust economics  US$813M NPV8 // 39.4% IRR // US$381M total capex  High-value, critical products  HREC for Dy + Tb + Y + NdPr, titanium minerals, and zircon/Zr-Hf  Key permits + execution path in place  State Surface Mining and NPDES permits granted  “Shovel-ready” path to 2028 production  Potential for production ramp-up complete in September 2028  1  2  3  4   8

America’s strategic mineral stronghold: Titan + Big Sandy

Titan is a leading U.S. rare earth and critical mineral reserve with heavy rare earths, zirconium-hafnium and titanium can support defense, nuclear, semiconductors, aerospace and robotics

CHINA STRATEGIC WEAKNESS	U.S. SUPPLY CHAIN GAPS	TITAN / BIG SANDY SOLUTION
HREEs China dominates separation / magnets but lacks domestic HREE feedstocks	**HREE feedstock shortage** Insufficient DyTb to scale high-temperature magnet capacity	**Dy/Tb/Y-rich HREC** Large-scale domestic feedstock to anchor heavy rare earth supply chains
Zr / ZOC China dominates ZOC midstream - but lacks domestic zircon resources	**Limited ZOC / chemicals** Thin domestic zirconium chemical capacity	**Zircon feedstock** Foundation for a vital U.S. Zr/Hf and zirconium chemicals supply chain
Hafnium China’s position depends on zirconium refining and imported zircon.	**Limited Zr/Hf separation** Limited U.S. hafnium recovery and separation	**Hafnium optionality** Hafnium-bearing zircon stream for strategic products
Titanium China has scale but remains dependent on the high-cost Kroll-process	**High Import reliance** Limited fully integrated domestic titanium metal capacity	**Mineral-to-metal Titanium** Titan + IperionX technologies underpin U.S. titanium scale-up and supply chains

WHY THIS MATTERS

- National defense
- Nuclear power
- Advanced-semiconductors
- Aerospace + space
- Robotics + Drones

China’s upstream weakness

Titan + U.S. minerals = Opportunity for U.S. leadership

Source: USGS, DOE, industry reports, IperionX analysis.

9

  10  Titan Products  Critical Minerals for Key U.S. Supply Chains

Titan targets the heavy rare earth bottleneck

Titan's heavy rare earth concentrate is rich in Dy + Tb + Y — the heavy rare earths essential for high-temperature magnets and thermal-barrier ceramics

ANNUAL PROJECTED DY + TB AND Y MINED OUTPUT – TITAN vs. MP MATERIALS[1]

YTTRIUM OXIDE

MP Materials

61 tpa

IperionX

232 tpa

Titan is materially greater than MP for Y output

DYSPROSIUM + TERBIUM OXIDE

MP Materials

37 tpa

IperionX

58 tpa

Titan adds scarce Dy + Tb-rich feedstock into growing demand

TITAN ADDRESSES THE U.S. HEAVY RARE EARTH SUPPLY CHAIN GAP

UPSTREAM FEED

Titan heavy rare earth concentrate, incl. Dy, Tb and Y

Heavy rare earth rich feedstock is a key U.S. supply chain bottleneck

CRACKING & SEPARATION

Oxides cracked and separated

Domestic capacity needs reliable sources in order to scale

METALLIZATION & MAGNETS

Metallization and production of NdFeB magnets (incl. Dy + Tb for performance)

Magnet production takes place today – largely reliant on Chinese supply chains

END USERS (INCL. DEFENSE)

Missiles, aircraft, drones, robotics, semiconductors and energy

Demand growth adds urgency to U.S. supply chain resilience

Importance to U.S. supply chains

66 Dy Dysprosium 162.50	65 Tb Terbium 158.93	39 Y Yttrium 88.906

Phase 2 Heavy Rare Earth Concentrate (HREC) contains approx. 48 tpa Dy_2O_3, 11 tpa Tb_4O_7 and 232 tpa Y_2O_3

- Permanent magnets for missiles, drones, actuators and radar systems
- High-temperature magnet performance via Dy + Tb additions
- Yttrium for thermal-barrier coatings, ceramics and semiconductor equipment

1. Refer to Endnote.

11

Zircon + Hafnium: critical supply for semiconductors, nuclear and defense

Titan has the potential to be a key U.S. feedstock source for zirconium, hafnium and advanced material supply chains

TITAN ZIRCONIUM-HAFNIUM PATHWAY

TITAN FEEDSTOCK	ZIRCON / ZIRCONIA	Y + ZR MULTIPLIER	HAFNIUM OPTIONALITY
Zircon concentrate from Titan minerals	$ZrSiO_4$ > ZrO_2 for ceramics, refractories and foundry uses	Yttria-stabilized zirconia for thermal-barrier coatings and advanced ceramics	Zircon is the key source of Hafnium…. Essential nuclear control rods, C103 superalloys and semiconductors

Zircon concentrate + hafnium
hafnium

40 **Zr** Zirconium 91.22

72 **Hf** Hafnium 178.49

65,668 tpa of zircon concentrate; contains ~16,700 tpa zirconium metal at Phase 2 scale.

Nuclear & naval

Zirconium alloys for fuel cladding; Hafnium for control rods

Hypersonics & space

C-103 Nb-Ti-Hf alloys, thermal protection and materials for extreme heat environments

Semiconductors

HfO_2 High-k dielectrics; Y/Zr ceramics for plasma-facing parts

Jet engines

Yttria-stabilized zirconia thermal-barrier coatings and advanced ceramics

12

 Surging AI memory growth pulling hafnium into large structural deficit   1. Micron Technology (2023): “Micron’s Perspective on Impact of CXL on DRAM Bit Growth Rate”. 2. USGS 2025 Mineral Commodity Summaries - Zirconium and Hafnium   13  Surging demand for memory, including DRAM and HBM, is moving hafnium towards a semiconductor scaling bottleneck   Demand Pull  ~20% PROJECTED CAGR1  Physical limitations of semiconductor materials forcing new atomic structures  AI accelerators, HBM, DRAM scaling and advanced logic nodes increase demand for high-purity hafnium precursors  Semiconductor demand can rise exponentially faster than nuclear-grade zirconium production  Zirconium / Hafnium supply  Hafnium is typically recovered as a byproduct of zirconium refining  Supply expansion therefore depends on additional zircon feedstock, chemical processing, Zr/Hf separation and downstream precursor capacity  If demand accelerates faster than byproduct supply, hafnium may transition from byproduct into a strategic highly-valued co-product  Zircon + Hafnium prices will likely rise to a level that subsidizes new market supply  Titan Project  Titan has potential to supply Hafnium and Zirconium feedstocks for a range of U.S. industries, including nuclear and semiconductors  ~16,700 TONS   CONTAINED ZIRCONIUM PER YEAR  50 : 1  NATURALLY OCCURRING ZIRCONIUM : HAFNIUM RATIO  84 TONS   2025 U.S. HAFNIUM IMPORTS (WROUGHT + UNWROUGHT)2

Titan underpins the scale-up of a U.S. titanium mineral-to-metal supply chain

IperionX is re-shoring an end-to-end U.S. titanium supply chain, using patented technologies and Titan minerals feedstock

PRIMARY TITANIUM PRODUCTION CAPACITY (METRIC TONS PER YEAR)[1]


600,000
500,000
400,000
300,000
200,000
100,000
0
U.S.
China + Russia
2005
2007
2009
2011
2013
2015
2017
2019
2021
2023
2025

TITAN ENABLES THE MASS SCALE UP OF U.S. TITANIUM METAL PRODUCTION

2026 NAMEPLATE CAPACITY

200 tpa

Titanium scrap based feedstock

2027 IBAS EXPANSION CAPACITY

1,400 tpa

Titanium scrap based feedstock

2030+ TARGET CAPACITY

>10,000 tpa

Titanium scrap based feedstock **+ *Titan Project mineral feedstock***

Secure, U.S. mineral to metal titanium supply chain

22
Ti
Titanium
47.867

Phase 2 contained titanium metal of ~58,000 tpa[2]

- IperionX technologies + Titan provide a fully U.S. mineral to metal pathway
- Potential for U.S. production of titanium powders, parts and mill-products

[2] Phase 2 run-rate forecast to produce ~118,658 tpa of ilmenite and 24,656 tpa of rutile. Using DFS product spec. of 62.5% TiO_2 for ilmenite / 91.1% TiO_2 for rutile, is ~58,000 tpa of contained metal before upgrading, recovery, & processing assumptions.

1. U.S. Geological Survey. Locations shown represent approx. titanium sponge production facilities. List is not exhaustive, but is representative of American vs. RoW capacity. 2026 figures shown are estimates and projections, and Chinese data includes projections for incremental 2026 capacity from Argus Metals.

14

 Case study: Total robot sales forecast (million units)1  Case study: Content needed to support 1.4b robots in 20501  Bearings  Spacers  REE magnets  Current market: 0.2b units  2050 est.: 41b units   200x increase  Current market: 0.03b units  2050 est.: 14b units   467x increase  Current market: 0.004m tons  2050 est.: 1.7m tons   425x increase  1. Morgan Stanley Research – December 2025   15  Robotics needs Titan’s titanium and rare earth product streams for long-duration hyper-growth  Robotics growth could multiply demand for high-strength lightweight structures, precision actuators, high-performance magnets, bearings, spacers and thermal materials

IperionX is scaling a technology-led, vertically-integrated U.S. titanium platform

A vertically integrated U.S. titanium technology platform developed over 15 years

AN INTEGRATED TITANIUM PLATFORM

From critical minerals and patented processing technologies, to production of advanced titanium products

1 Titan + Big Sandy Critical Mineral Province

- Titan Project
- Big Sandy Critical Mineral Province
- Titanium minerals
- Rare earths
- Zircon + Hafnium

2 Mineral Upgrading Technologies

- GR™ + ARH™
- Upgrade critical minerals
- Separate higher-value product streams
- TiO_2 products
- Fe products for LFP batteries

3 Titanium Technologies

- HAMR™
- HSPT™
- GenX continuous operations
- Low-cost titanium powder
- Advanced titanium processing

4 World-Class Research

- New alloys
- Continuous HSPT™
- Materials science innovation
- Process development
- Research partnerships

5 Titanium Products

- Ti products
- Ti near net shape
- Ti mill products (plate + bar)
- Ti powder
- Ti for additive

16

 Appendix   17

Reserve-backed, conventional and infrastructure advantaged project with key permits in place

117.0 Mt Ore Reserve at 3.17% THM

No inferred resources included in the production target

Ore Reserve confidence

80% Proved | 20% Probable

Mineral Resource Estimate	In situ tons	THM (%)	THM (t)	THM Assemblage Zircon (%)	Rutile (%)	Ilmenite (%)	REE (%)
Measured (M)	217,285,000	2.1	4,548,000	10.8	9.4	40.6	1.4
Indicated (I)	130,578,000	2.2	2,841,000	10.4	9.9	42.7	1.5
Total M+I	**347,863,000**	**2.1**	**7,389,000**	**10.6**	**9.6**	**41.4**	**1.4**
Inferred (Inf)	97,832,000	1.8	1,774,000	9.3	9.6	38.0	1.2
Total M+I+Inf	**445,695,000**	**2.1**	**9,163,000**	**10.4**	**9.6**	**40.8**	**1.4**

Ore Reserve Estimate	ROM tons			THM	THM	THM Assemblage			
						Zircon	Rutile	Ilmenite	REE
Unit	Proved	Probable	Total	(%)	(t)	(%)	(%)	(%)	(%)
Upper McNairy	24,565,000	2,415,000	26,980,000	2.30	620,000	6.2	6.2	23.6	0.2
Lower McNairy	68,740,000	21,307,000	90,047,000	3.43	3,086,000	12.7	10.5	48.3	1.9
Total	**93,306,000**	**23,722,000**	**117,027,000**	**3.17**	**3,706,000**	**11.6**	**9.8**	**44.2**	**1.6**



USA
Titan Project Tennessee
Tennessee
Mississippi
Titan Property
Study Area
McNairy Sand
Chemours Plant
Highway Systems
Rail Lines
Silica Mine
Coordinate System: Nad 83/UTM Zone 16N
Camden
New Johnsonville
4008000
3996000
3984000
3972000
3960000
372000
384000
396000
408000
0 2.5 5 km

- Open-pit, excavator-and-truck mineral sands mining
- No drilling/blasting or hard-rock crushing
- Wet concentration, rare earth flotation and dry separation
- Progressive backfill reduces tailings footprint
- Road, rail, barge, power, water and gas infrastructure nearby

Refer to ASX Announcement dated June 4, 2026 for details.

18

A low-risk, staged development approach  Refer to ASX Announcement dated June 4, 2026 for details.   19  METRIC  UNIT  PHASE 1  PHASE 2  Mine life  Years  1-4  5-14  Annual ore feed  Mt pa  3.5  10  Ore and waste  Mt  117.0 Mt ore; 95.6 Mt waste (strip ratio: 0.82)  Total development capital  US$  $228.1M  $153.2M  Operating costs  US$/t ore  $13.31  $10.57  Total LOM EBITDA  US$  $2.8B  Total after-tax free cash flow  US$  $1.9B  Phase 2 avg. annual EBITDA  US$ pa  $226M  Phase 2 avg. annual after-tax FCF  US$ pa  $172M  After-tax NPV₈  US$  $813M  After-tax IRR  %  39.4%  After-tax payback period  Years  3.6  Phase 2 annual production  tpa  HREC: 5,287  Ilmenite: 118,658  Rutile: 24,656  Zircon concentrate.: 65,668

 Industry standard flowsheet: wet concentration followed by mineral separation  Refer to ASX Announcement dated June 4, 2026 for details.   20  Wet Concentrator plant site layout  Mineral separation plant site layout

 Compelling economics: returns, cash flow and resilience  Refer to ASX Announcement dated June 4, 2026 for details.   21  AFTER-TAX NPV8  US$813M  NPV/initial capex: 3.6x  AFTER-TAX IRR  39.4%  payback: 3.6 years  LOM EBITDA  US$2.8B  after-tax FCF: US$1.9B  TOTAL CAPEX  US$381M  Phase 1 US$228M  PHASE 2 FCF  US$172M/yr  avg. after tax

 Endnote: peer comparison and material assumptions  Refer to ASX Announcement dated June 4, 2026 for details.   22  Source: IperionX – Titan Project Definitive Feasibility Study, June 4, 2026 (link), MP Materials – Form 10K Annual Report, February 26, 2026 (link)  Notes: Values subject to rounding. Titan reserve grade presented in Total Heavy Mineral (THM). Mountain Pass reserve grade presented in Total Rare Earth Oxide (TREO). The Mountain Pass reserve is reported pursuant to the requirements of Regulation S-K Subpart 1300 (“S-K 1300”), and the Titan reserve is reported under the JORC Code (2012). The Competent Person has not undertaken sufficient work to classify the S-K 1300 estimates as JORC Compliant Mineral Resources or Ore Reserves, meaning that following further evaluation the estimate may change or not achieve JORC status. Nonetheless, the comparison is reasonable because:  - The comparator projects are disclosed under alternative recognized reporting standards (i.e. S-K 1300), with broadly equivalent scale, grade ranges and development status.  - All data inputs are sourced from public filings (e.g. public reports and investor presentations) and referenced to the original source and date.  - The comparative metrics are clearly contextual – intended as industry benchmarks for scale and stage, rather than definitive reserve/resource values.  Company / project  Status  Proved reserves  Probable reserves  Total reserves  Grade  IperionX / Titan  DFS  93.3 Mt  23.7 Mt  117.0  3.2% THM  MP Materials / Mountain Pass  Producer  1.0 Mt  27.9 Mt  29.0  5.9% TREO